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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)*

SIRNA THERAPEUTICS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

829669100

(CUSIP Number)

Linda H. Hanauer
Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 5, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-03)

CUSIP NO. 829669100	SCHEDULE 13D/A	Page 2 of 15

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          VENROCK ASSOCIATES, IRS IDENTIFICATION NO. 13-6300995

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☒1

     (b)   ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) N/A ☐

6.	Citizenship or Place of Organization New York

	7.	Sole Voting Power
Number of		0

Shares	8.	Shared Voting Power

Beneficially		8,736,121[2]

Owned by Each	9.	Sole Dispositive Power

Reporting		0

Person	10.	Shared Dispositive Power

With		8,736,121[2]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

                      8,736,1212

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                      N/A                                                          ☐

13.	Percent of Class Represented by Amount in Row (11) 14.5%[3]

14.	Type of Reporting Person (See Instructions) PN

[1]	Venrock Associates, Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P. (the “Venrock Entities”) are members of a group for purposes of this Schedule 13D/A.
[2]	As described in Item 3 below, Venrock Associates, Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P. will each acquire 225,000, 1,000,000 and 24,999 shares of the Issuer’s Common Stock, respectively, pursuant to the Securities Purchase Agreements. In addition, pursuant to the Securities Purchase Agreements, Venrock Associates, Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P. will each acquire warrants to purchase 81,000, 360,000 and 8,999 shares of the Issuer’s Common Stock, respectively. As described in Item 5 below, collectively, the Venrock Entities collectively beneficially own 8,736,121 shares of the Issuer’s Common Stock and each have shared voting and dispositive power over such shares.
[3]	This percentage is calculated based upon 60,291,753 shares of the Issuer’s Common Stock outstanding, which is the sum of: (a) 41,597,887 shares of the Issuer’s Common Stock outstanding on June 30, 2005, (b) 17,506,250 shares of the Issuer’s Common Stock issued on July 6, 2005 and to be issued in the Second Closing pursuant to the Securities Purchase Agreements with the Venrock Entities and other PIPE Investors, and (c) 1,187,616 shares of Common Stock issuable to the Venrock Entities upon the exercise of a series of warrants issued pursuant to that certain Warrant Exchange Agreement by and among Sirna, the Venrock Entities and other investors thereto dated December 30, 2004, which are exercisable within 60 days hereof.

CUSIP NO. 829669100	SCHEDULE 13D/A	Page 3 of 15

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          VENROCK ASSOCIATES III, L.P., IRS IDENTIFICATION NO. 13-4120290

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☒1

     (b)   ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) N/A ☐

6.	Citizenship or Place of Organization New York

	7.	Sole Voting Power
Number of		0

Shares	8.	Shared Voting Power

Beneficially		8,736,121[2]

Owned by Each	9.	Sole Dispositive Power

Reporting		0

Person	10.	Shared Dispositive Power

With		8,736,121[2]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

                      8,736,1212

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                      N/A                                                          ☐

13.	Percent of Class Represented by Amount in Row (11) 14.5%[3]

14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 829669100	SCHEDULE 13D/A	Page 4 of 15

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          VENROCK ENTREPRENEURS FUND III, L.P., IRS IDENTIFICATION NO. 13-4161054

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☒1

     (b)   ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) N/A ☐

6.	Citizenship or Place of Organization New York

	7.	Sole Voting Power
Number of		0

Shares	8.	Shared Voting Power

Beneficially		8,736,121[2]

Owned by Each	9.	Sole Dispositive Power

Reporting		0

Person	10.	Shared Dispositive Power

With		8,736,121[2]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

                      8,736,1212

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                      N/A                                                          ☐

13.	Percent of Class Represented by Amount in Row (11) 14.5%[3]

14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 829669100	SCHEDULE 13D/A	Page 5 of 15

     The following constitutes the Amendment No. 5 to Schedule 13D filed by the undersigned (the “Schedule 13D/A”). This Schedule 13D/A is being filed by the Venrock Entities to report the execution of a Securities Purchase Agreement, as described in Item 3 below. Accordingly, the number of securities beneficially owned by the Venrock Entities and the other parties to the Securities Purchase Agreement has increased. The Schedule 13D/A is amended as follows:

Item 1.          Security and Issuer.

(a)	The class of equity securities to which this statement relates is common stock, par value $0.01 per share (the “Common Stock”), of Sirna Therapeutics, Inc. (formerly known as Ribozyme Pharmaceuticals, Inc.), a Delaware corporation (the “Issuer” or “Sirna”), and Common Stock issuable upon the exercise of warrants.

(b)	The principal executive offices of the Issuer are located at 185 Berry Street, Suite 6504, San Francisco, CA 94107.

Item 2.          Identity and Background.

(a)	This Statement is filed by Venrock Associates, Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P., each a New York limited partnership.

(b)	The address of the principal place of business of each of the Venrock Entities is 30 Rockefeller Plaza, Room 5508, New York, New York 10112.

(c)	The principal business of each of the Venrock Entities is venture capital investment business.

(d)	During the last five years, none of the Venrock Entities or of the Listed Persons (as defined below), to the knowledge of the Venrock Entities, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Venrock Entities or of the Listed Persons, to the knowledge of the Venrock Entities, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Venrock Entities is a New York limited partnership.

              In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners and each person controlling the general partners of the Venrock Entities required by Item 2 of Schedule 13D is listed on Schedule 1 hereto (the “Listed Persons”) and is incorporated by reference herein.

CUSIP NO. 829669100	SCHEDULE 13D/A	Page 6 of 15

Item 3.          Source and Amount of Funds or Other Consideration.

     Pursuant to the terms of those certain Securities Purchase Agreements by and between Sirna, and each of the Venrock Entities and various other investors, dated as of July 5, 2005 (the “Securities Purchase Agreements”), the Venrock Entities agreed to purchase an aggregate of 1,249,999 shares of Common Stock at a price of $1.60 per share for total consideration of $1,999,998.40 (collectively, the “Shares”). Under the terms of the Securities Purchase Agreements, the Venrock Entities also will receive warrants to purchase an aggregate of 449,999 shares of Common Stock at an exercise price of $1.92 per share (subject to customary anti-dilution and other adjustments described below) (the “Warrants”). Each of the Warrants will be exercisable from January 6, 2006 through July 6, 2010 and can be exercised in cash. In addition, the Warrants may be “net exercised” at any time after the Required Effective Date (as defined and described in Item 4 below) through the exercise period of the Warrants only during such times as the registration statement described in Item 4 is not effective. The net exercise provision allows the Venrock Entities to receive shares of Sirna’s Common Stock equal to the value of the Warrants without paying the exercise price in cash, but rather with the shares underlying the Warrant. The exercise price of the Warrants, initially being $1.92 per share, will be reduced to $1.67 per share if Sirna’s shares of Common Stock are either (a) delisted from Nasdaq National Market or (b) terminated from registration under the Securities Act of 1933, as amended (the “Securities Act”) during their exercise period. In addition, the exercise price of and the number of shares issuable under the Warrants are subject to customary adjustments in certain events, including reclassification of Sirna’s securities, certain mergers, consolidations, sales of substantially all of the assets of Sirna, subdivision or combination of shares of Sirna, stock dividends and other distributions of Sirna. The consideration for the Warrants is included in the aggregate purchase price of the Shares. The funds used by the Venrock Entities to acquire the Common Stock and Warrants were obtained from capital contributions by their partners and from direct capital commitments by Venrock Entities.

     The private placement is anticipated to take place in two tranches, in which a total of 17,506,250 shares of Common Stock and warrants to purchase 6,302,246 shares of Common Stock will be issued. Under applicable rules of the Nasdaq National Market, the second closing of the private placement requires stockholder approval. On July 6, 2005, at the first closing of the private placement (the “First Closing”), Sirna issued 8,319,564 shares of its common stock and warrants to purchase 2,995,043 shares of its common stock to the unaffiliated investors. Following the receipt of stockholder approval, Sirna will issue an additional 9,186,686 shares of Common Stock and warrants to purchase 3,307,203 shares of Common Stock in a second closing of the private placement (the “Second Closing”) to the affiliated investors, including the Venrock Entities, and the unaffiliated investors who participated in the First Closing (collectively, the “PIPE Investors”).

     In addition, in conjunction with the transaction, each of the Venrock Entities also entered into a Voting Agreement with Sirna dated July 1, 2005 (the “Voting Agreement”), pursuant to which each of the Venrock Entities has agreed, solely in its capacity as a stockholder, to vote all of its issued and outstanding shares of Sirna’s Common Stock in favor of the proposal to approve the private placement and has granted to Sirna an irrevocable proxy to vote all of its issued and outstanding shares of Sirna’s Common Stock in favor of such proposal. Pursuant to the term of the Voting Agreement, each of the Venrock Entities has agreed not to (a) sell, assign, transfer (including by merger or otherwise) its shares of Sirna’s Common Stock, (b) deposit any of such shares into a voting trust or enter into a voting trust or arrangement with respect to such shares, or (c) grant any proxy or power of attorney with respect to such shares which is inconsistent with such Voting Agreements or enter into any contract or other arrangement regarding the sale assignment or transfer of such shares unless, in each case, the transferee agrees to be bound by the terms of the Voting Agreement. The Voting Agreements will terminate upon the earlier to occur of (a) the Second Closing; (b) July 1, 2006; or (c) the date that the Securities Purchase Agreements terminate under their own terms.

     Under the terms of the Securities Purchase Agreements, the Venrock Entities’ obligation to consummate the Second Closing is subject to meeting the conditions enumerated in the Securities Purchase Agreements, including the following major conditions:

•	The PIPE Investors have agreed to purchase in the aggregate at least (a) 8,900,000 shares and (b) warrants to purchase at least 2,670,000 shares.

•	Sirna’s stockholders have approved the proposal in Sirna’s proxy statement in connection with the private placement.

•	Each affiliated PIPE Investor shall have executed and delivered to Sirna a copy of the Voting Agreement.

•	Sirna’s representations and warranties set forth in the Securities Purchase Agreements were true and correct in all material respects as of the date of the Second Closing (or such other specific date indicated in the Securities Purchase Agreements).

     (a)     In the Second Closing, Venrock Associates will receive (i) 225,000 shares of Common Stock and (ii) a warrant to purchase 81,000 shares of Common Stock.

     (b)     In the Second Closing, Venrock Associates III, L.P will receive (i) 1,000,000 shares of Common Stock and (ii) a warrant to purchase 360,000 shares of Common Stock.

     (c)     In the Second Closing, Venrock Entrepreneurs Fund III, L.P. will receive (i) 24,999 shares of Common Stock and (ii) a warrant to purchase 8,999 shares of Common Stock.

     In addition, pursuant to the terms of the series of warrants held by the Venrock Entities and other investors issued pursuant to that certain Warrant Exchange Agreement by and among Sirna, the Venrock Entities and other investors dated December 30, 2004, the exercise price for the 1,187,616 shares of Common Stock issuable to the Venrock Entities upon the exercise of such warrants issued pursuant thereto has been adjusted to $2.00 per share (the average closing selling price of the Common Stock over the 15-day period ending on June 30, 2005).

CUSIP NO. 829669100	SCHEDULE 13D/A	Page 7 of 15

     References to and descriptions of the transaction as set forth in this Item 3 are qualified in their entirety by reference to the Form of Securities Purchase Agreement (including the Terms and Conditions for Purchase of Shares attached as Annex I thereto and the forms of Warrant and the Voting Agreement attached as Exhibits B and C thereto), which is incorporated in its entirety in this Item 3.

Item 4.          Purpose of Transaction.

     The Venrock Entities agreed to purchase the Common Stock and Warrants for investment purposes. The Venrock Entities retain the right to change their investment intent.

     As of the date of this Schedule 13D/A, none of the Venrock Entities has any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4 reproduced below, except as disclosed herein and except that the Venrock Entities or their affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase or otherwise acquire additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the shares of Common Stock now owned or hereafter acquired by them to one or more purchasers.

CUSIP NO. 829669100	SCHEDULE 13D/A	Page 8 of 15

     “Item 4. Purpose of Transaction

     State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

     a.     The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

     b.     An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

     c.     A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

     d.     Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     e.     Any material change in the present capitalization or dividend policy of the issuer;

     f.     Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     g.     Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     h.     Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     i.     A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     j.     Any action similar to any of those enumerated above.”

     Pursuant to the Securities Purchase Agreements, no later than 15 business days after the First Closing (the “Filing Date”), Sirna is required, at its expense, to file with the Securities and Exchange Commission (the “SEC”) a registration statement with respect to the resale of the shares of Common Stock (A) issued in the First Closing and the Second Closing, and (B) issuable upon exercise of the Warrants. Sirna is required to use its reasonable commercial efforts to have such registration statement declared effective by the SEC prior to the date which is 70 calendar days after the Filing Date (or 110 calendar days if the registration statement receives SEC review) (the “Required Effective Date”), and, subject to Sirna’s right to suspend the resale of stock under the registration statement in certain circumstances, Sirna is required to use its reasonable commercial efforts to maintain the effectiveness of the registration statement until the earlier of (a) five years after the effectiveness of the registration statement, (b) the date on which the Venrock Entities may sell all Shares and shares issued upon exercise of the Warrants then held by the Venrock Entities without restriction by the volume limitations of Rule 144 of the Securities Act or (c) such time as all of the Shares and shares issued upon exercise of the Warrants have been sold. If the registration statement (a) is not filed by the Filing Date, (b) is not declared effective on or prior to the Required Effective Date or (c) once effective, ceases to be effective and available to the Venrock Entities for any continuous period that exceeds 30 days or for one or more periods that exceed in an aggregate of 60 days in any 12-month period, Sirna is required to pay the Venrock Entities a cash payment as liquidated damages and not as a penalty. This cash payment is calculated as 1% of the aggregate purchase price paid by the Venrock Entities, up to a maximum total cash payment equal to 10% of the aggregate purchase price, for each 30-day period of a registration default event described in (a), (b) or (c) above. If the default event lasts less than 30 days, the liquidated damages apply on a pro rata basis for any portion of such a 30-day period.

     Until July 7, 2006, the Venrock Entities have a pro rata right, calculated on a fully diluted basis, to participate in any future private sales of securities by Sirna, other than shares that are issued in sales that are customarily excluded from such right, including options, shares granted or sold to employees, directors and consultants, shares issued to financial institutions or lenders in connection with credit, lease or other debt financing arrangements, shares issued to vendors, partners or other parties in connection with mergers or other acquisitions, licenses, strategic partnerships, joint ventures or other similar business arrangements, and shares approved by a majority of the PIPE Investors.

     The information with regard to the Voting Agreement provided or incorporated by reference in Item 3 is incorporated herein by reference.

     References to and descriptions of the transaction as set forth in this Item 4 are qualified in their entirety by reference to the Form of Securities Purchase Agreement (including the Terms and Conditions for Purchase of Shares attached as Annex I thereto and the forms of Warrant and the Voting Agreement attached as Exhibits B and C thereto), which is incorporated in its entirety in this Item 4.

CUSIP NO. 829669100	SCHEDULE 13D/A	Page 9 of 15

Item 5.          Interest in Securities of the Issuer.

     The Venrock Entities are members of a group for purposes of this Schedule 13D.

     (a)     Immediately after the consummation of the Second Closing, (i) Venrock Associates will beneficially own 1,358,731 shares of Common Stock and warrants to purchase 213,771 shares of Common Stock in aggregate that are exercisable within 60 days of the date hereof, (ii) Venrock Associates III, L.P. will beneficially own 6,038,805 shares of Common Stock and warrants to purchase 950,093 shares of Common Stock in aggregate that are exercisable within 60 days of the date hereof, and (iii) Venrock Entrepreneurs Fund III, L.P. will beneficially own 150,969 shares of Common Stock and warrants to purchase 23,752 shares of Common Stock in aggregate that are exercisable within 60 days of the date hereof. Collectively, immediately after the consummation of the Second Closing, the Venrock Entities will beneficially own 8,736,121 shares, or approximately 14.5%, of Common Stock.

     The percentage for the Venrock Entities is calculated based upon 60,291,753 shares of Common Stock outstanding, which is the sum of: (a) 41,597,887 shares of Common Stock outstanding on June 30, 2005, (b) 17,506,250 shares of Common Stock issued on July 6, 2005 and to be issued in the Second Closing pursuant to the Securities Purchase Agreements and (c) 1,187,616 shares of Common Stock issuable to the Venrock Entities upon the exercise of warrants exercisable within 60 days hereof.

     (b)     Each of the Venrock Entities has sole power to dispose or to direct the disposition of no shares of Common Stock, shared power to vote or to direct the vote of 8,736,121 shares of Common Stock and shared power to dispose or to direct the disposition of 8,736,121 shares of Common Stock.

     (c)     Except as described herein, neither the Venrock Entities nor the Listed Persons, to the knowledge of the Venrock Entities, has effected any transactions in the Common Stock during the past 60 days.

     (d)     No other person is known by the Venrock Entities to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Venrock Entities.

CUSIP NO. 829669100	SCHEDULE 13D/A	Page 10 of 15

     (e)     Not applicable.

     Item 6.          Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The information provided or incorporated by reference in Item 3 and Item 4 is incorporated herein by reference.

     Other than as described below, to the best of the Venrock Entities’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

     One of Sirna’s directors, Bryan E. Roberts, who is also a general partner of Venrock Associates and a member of the general partners of Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P. currently holds options to purchase an aggregate of 75,000 shares of Common Stock, of which 54,167 are exercisable within 60 days hereof. The exercise price of these stock options is $4.26 per share.

     Item 7.          Material to Be Filed as Exhibits.

     A.     Form of the Securities Purchase Agreement dated as of July 5, 2005 by and between Sirna and each of the Venrock Entities. (Incorporated by reference to Exhibits 4.1, 4.2 and 9.1 of Sirna’s current report on Form 8-K filed with the SEC on July 11, 2005).

     B.     Agreement regarding filing of joint Schedule 13D/A.

CUSIP NO. 829669100	SCHEDULE 13D/A	Page 11 of 15

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2005

VENROCK ASSOCIATES
by a General Partner
VENROCK ASSOCIATES III, L.P.,
by its General Partner, Venrock Management III LLC
VENROCK ENTREPRENEURS FUND III, L.P.
by its General Partner, VEF Management III LLC

By:	/s/ Bryan E. Roberts
	Name:	Bryan E. Roberts
	Title:	As a General Partner or Member

CUSIP NO. 829669100	SCHEDULE 13D/A	Page 12 of 15

SCHEDULE 1

General Partners/Members

Michael C. Brooks
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: General Partner of Venrock Associates; Member of Venrock Management
LLC, Venrock Management III LLC and VEF Management III LLC which is a general partner of Venrock Associates, and the general partner of Venrock Associates III, L.P. and Venrock
Entrepreneurs Fund III, L.P., respectively.
Citizenship: USA

Eric S. Copeland
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: General Partner of Venrock Associates; Member of Venrock Management
LLC, Venrock Management III LLC and VEF Management III LLC which is a general partner of Venrock Associates, and the general partner of Venrock Associates III, L.P. and Venrock
Entrepreneurs Fund III, L.P., respectively.
Citizenship: USA

Anthony B. Evnin
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: Managing General Partner of Venrock Associates; Member of Venrock
Management LLC, Venrock Management III LLC and VEF Management III LLC which is a general partner of Venrock Associates, and the general partner of Venrock Associates III, L.P.
and Venrock Entrepreneurs Fund III, L.P., respectively.
Citizenship: USA

Linda H. Hanauer
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: Chief Financial and Administrative Officer of Venrock Associates,
Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III; Member of Venrock
Management III LLC which is the general partner of Venrock Associates III, L.P.
Citizenship: USA

CUSIP NO. 829669100	SCHEDULE 13D/A	Page 13 of 15

Bryan E. Roberts
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: General Partner of Venrock Associates; Member of Venrock Management
LLC, Venrock Management III LLC and VEF Management III LLC which is a general partner of Venrock Associates, and the general partner of Venrock Associates III, L.P. and Venrock
Entrepreneurs Fund III, L.P., respectively.
Citizenship: USA

Ray A. Rothrock
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: Managing General Partner of Venrock Associates; Member of Venrock
Management LLC, Venrock Management III LLC and VEF Management III LLC which is a general partner of Venrock Associates, and the general partner of Venrock Associates III, L.P.
and Venrock Entrepreneurs Fund III, L.P., respectively.
Citizenship: USA

Anthony Sun
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: Managing General Partner of Venrock Associates; Member of Venrock
Management LLC, Venrock Management III LLC and VEF Management III LLC which is a general partner of Venrock Associates, and the general partner of Venrock Associates III, L.P.
and Venrock Entrepreneurs Fund III, L.P., respectively.
Citizenship: USA

Michael F. Tyrrell
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: General Partner of Venrock Associates; Member of Venrock Management
LLC, Venrock Management III LLC and VEF Management III LLC which is a general partner of Venrock Associates, and the general partner of Venrock Associates III, L.P. and Venrock
Entrepreneurs Fund III, L.P., respectively.
Citizenship: USA

Venrock Management LLC
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Business: A General Partner of Venrock Associates; Member of Venrock Management
III LLC; Member of VEF Management III LLC.
Principal Place of Business: New York

CUSIP NO. 829669100	SCHEDULE 13D/A	Page 14 of 15

Venrock Management III LLC
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Business: General Partner of Venrock Associates III, L.P.
Principal Place of Business: New York

VEF Management III LLC
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Business: General Partner of Venrock Entrepreneurs Fund III, L.P.
Principal Place of Business: New York

CUSIP NO. 829669100	SCHEDULE 13D/A	Page 15 of 15

EXHIBIT INDEX

     A.     Form of the Securities Purchase Agreement dated as of July 5, 2005 by and between Sirna and each of the Venrock Entities. (Incorporated by reference to Exhibits 4.1, 4.2 and 9.1 of Sirna’s current report on Form 8-K filed with the SEC on July 11, 2005).

     B.     Agreement regarding filing of joint Schedule 13D/A.